BINGO.COM, INC.

Suite 1405

1166 Alberni Street

Vancouver, B.C.

V6E 3Z3

Telephone:  (604) 694-0300

                                                                                                                January 17, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Mr. Daniel H. Morris, Attorney-Adviser

                  Division of Corporation Finance

Dear Mr. Morris:

                        Re:  Bingo.com, Inc. (the "Company")

                                - Amendment No. 1 to S-4 filed December 31, 2004

                                - File No. 333-120120

                        Further to your comment in your initial letter dated December 1, 2004, the undersigned, on behalf of the Company, hereby acknowledges that:

(1)        the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Securities and Exchange Commission;

(2)        staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff of the SEC do not foreclose the Securities and Exchange Commission from taking action with respect to the filing;

(3)        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(4)        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(5)        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Yours truly,

                                                                                    Bingo.com, Inc.

                                                                                    Per:      /s/T.M. Williams

                                                                                                T.M. Williams,

                                                                                                President and Director